UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 6, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___                 Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                             No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.                                    A news release dated 18 February 2013 entitled ‘VODAFONE AND BAE SYSTEMS FORM STRATEGIC SECURITY AND MOBILE PARTNERSHIP’

2.                                    A news release dated 20 February 2013 entitled ‘VODAFONE UK SECURES SPECTRUM’

3.                                    A news release dated 22 February 2013 entitled ‘THYSSENKRUPP DOUBLES ITS VODAFONE CONTRACT VOLUME’

4.                                    A news release dated 28 February 2013 entitled ‘VODAFONE WINS GSMA AWARD FOR ‘BEST MOBILE PRODUCT OR SERVICE FOR AUTOMOTIVE’’

5.                                    Stock Exchange Announcement dated 1 February 2013 entitled ‘BLOCK LISTING SIX MONTHLY RETURN’

6.                                    Stock Exchange Announcement dated 4 February 2013 entitled ‘Transaction in Own Securities’

7.                                    Stock Exchange Announcement dated 5 February 2013 entitled ‘Transaction in Own Securities’

8.                                    Stock Exchange Announcement dated 6 February 2013 entitled ‘Transaction in Own Securities’

9.                                    Stock Exchange Announcement dated 7 February 2013 entitled ‘Transaction in Own Securities’

10.                            Stock Exchange Announcement dated 7 February 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

11.                            Stock Exchange Announcement dated 7 February 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

12.                            Stock Exchange Announcement dated 8 February 2013 entitled ‘Transaction in Own Securities

13.                            Stock Exchange Announcement dated 11 February 2013 entitled ‘Transaction in Own Securities’

14.                            Stock Exchange Announcement dated 12 February 2013 entitled ‘Share Purchases’

15.                            Stock Exchange Announcement dated 13 February 2013 entitled ‘Transaction in Own Securities’

16.                            Stock Exchange Announcement dated 14 February 2013 entitled ‘Transaction in Own Securities’

17.                            Stock Exchange Announcement dated 14 February 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

18.                            Stock Exchange Announcement dated 15 February 2013 entitled ‘Transaction in Own Securities’

19.                           Stock Exchange Announcement dated 18 February 2013 entitled ‘Transaction in Own Securities’

20.                            Stock Exchange Announcement dated 19 February 2013 entitled ‘Transaction in Own Securities’

21.                            Stock Exchange Announcement dated 20 February 2013 entitled ‘Transaction in Own Securities’

22.                            Stock Exchange Announcement dated 21 February 2013 entitled ‘Transaction in Own Securities’

23.                            Stock Exchange Announcement dated 22 February 2013 entitled ‘Transaction in Own Securities’

24.                            Stock Exchange Announcement dated 25 February 2013 entitled ‘Transaction in Own Securities’

25.                            Stock Exchange Announcement dated 26 February 2013 entitled ‘Transaction in Own Securities’

26.                            Stock Exchange Announcement dated 27 February 2013 entitled ‘Transaction in Own Securities’

27.                            Stock Exchange Announcement dated 28 February 2013 entitled ‘Transaction in Own Securities - Voting Rights and Capital’

28.                            Stock Exchange Announcement dated 28 February 2013 entitled ‘DIRECTOR DECLARATION’

29.                            Stock Exchange Announcement dated 1 March 2013 entitled ‘Transaction in Own Securities - Voting Rights and Capital’

18 February 2013

VODAFONE AND BAE SYSTEMS FORM STRATEGIC SECURITY AND MOBILE PARTNERSHIP

BAE Systems plc, one of the world’s largest defence, aerospace and security companies, and Vodafone Group Plc, one of the world’s largest mobile communications companies, today announced the formation of a strategic five-year partnership to provide businesses with a range of advanced communications security products and services, initially focused on smartphones and tablets. Additionally, BAE Systems today announced that it intends to select Vodafone as its preferred supplier of mobile communications worldwide, excluding the US.

The formation of the partnership is part of BAE Systems’ continued commitment to grow its cyber and security arm, BAE Systems Detica, in areas such as the communications technology market. For Vodafone, the partnership extends the company’s commitment to provide its global enterprise customers with the most advanced and robust security products and services available.

The first commercial element of the strategic partnership between Vodafone and BAE Systems will be a new cloud-based mobile security solution, Vodafone Mobile Threat Manager, to be brought to market in Spring 2013 and initially available to Vodafone’s largest 1,500 global enterprise customers. Vodafone Mobile Threat Manager works across all networks, scanning traffic to and from a company’s mobile devices in order to safeguard against malicious attacks and block inappropriate content, without impacting on device performance.

Under the terms of the partnership, BAE Systems will also confirm its intention to select Vodafone as its preferred global supplier of mobile communications, excluding the US.

Once appointed, Vodafone will provide services to BAE Systems’ 35,000 UK employees from July 2013, with a view to expanding these services across its global workforce over the term of the contract.  Vodafone is additionally discussing the supply of Unified Communications to BAE Systems in the UK. The partnership also provides a framework for both companies to explore a broader range of joint security products for other business areas including interconnected devices using machine to machine (M2M) technology.

Vittorio Colao, CEO of Vodafone Group, said: “Mobile is transforming enterprise; businesses big and small now rely on mobile services to an extent unimaginable five years ago. As a new generation of mobile-centric security risks begins to emerge, our customers are looking for our help to protect their businesses. Our partnership with BAE Systems will strengthen further our commitment to meet our customers’

increasingly complex cyber security needs. We also look forward to working with BAE Systems as the company’s communications partner.”

Ian King, CEO of BAE Systems, said: “This partnership is unique, not only in bringing together a defence and security player with a major communications provider, but also in its ability to help global enterprises realise their ambitions around leveraging the future of communications technologies in a secure manner. These technologies are subject to the vulnerabilities of cyber space and we can provide the mobile marketplace with protection against today’s threats and the advanced threats of the future.”

- ends -

For further information:

Vodafone Group

Media Relations

Telephone:  +44 1635 664 444

BAE Systems Detica

Natasha Davies, Head of PR and Media

Telephone: +44 207 812 4274 or +44 7787 297831

Email: natasha.davies@baesystemsdetica.com

Notes to editor:

Vodafone Global Enterprise White Paper on Enterprise Security:

http://enterprise.vodafone.com/insight_news/05-16-2012-cost-mobility-and-security-a-continuing-question-of-control-white-paper.jsp

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 403 million customers in its controlled and jointly controlled markets as of 31 December 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit www.vodafone.com

About BAE Systems and BAE Systems Detica

BAE Systems Detica delivers information intelligence solutions to government and commercial customers and develops solutions to strengthen national security and resilience. Detica is part of BAE Systems, a global defence, aerospace and security company with approximately 90,000 employees worldwide. BAE Systems delivers a wide range of products and services for air, land and naval forces, as well as advanced electronics, security, information technology solutions and customer support services. For more information, please visit www.baesystems.com

BAE SYSTEMS and DETICA are trademarks of BAE Systems plc.

20 February 2013

VODAFONE UK SECURES SPECTRUM

Vodafone UK confirms, following the announcement by UK communications regulator Ofcom, that in the principal round of the spectrum auction it has acquired spectrum of 2 x 10MHz in the 800MHz band and 2 x 20MHz in the 2.6GHz band plus an additional 25 MHz of unpaired spectrum in the 2.6 GHz band. The spectrum licences are all indefinite in length and have an initial term of 20 years. The total amount payable is £790m.

The spectrum award will support Vodafone UK’s plans to develop the next generation of mobile internet services, known as 4G, using Long Term Evolution (LTE) technology.

Vodafone UK chief executive Guy Laurence said: “We’ve secured the low frequency mobile phone spectrum that will support the launch of our ultra-fast 4G service later this year. It will enable us to deliver services where people really want it, especially indoors. This is great news for our customers. The next generation of mobile internet services will bring real benefits to both consumers and businesses.”

For further information:

Vodafone Group Investor Relations	Vodafone UK Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 666777

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 403 million customers in its controlled and jointly controlled markets as of 31 December 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit www.vodafone.com.

22 February 2013

THYSSENKRUPP DOUBLES ITS VODAFONE CONTRACT VOLUME

•                  60,000 voice and data connections across 30 countries on 3 continents

•                  50,000 M2M connections to aid remote management of ThyssenKrupp industrial products

Vodafone today announced that it has been selected by ThyssenKrupp to provide mobile communications services in Germany and 29 other countries across Europe, Latin America and the Asia-Pacific region.

As a global mobile services provider, Vodafone will provide the industrial corporation with 60,000 mobile voice and data connections and services including mobile device management. Vodafone will also provide ThyssenKrupp with 50,000 machine-to-machine (M2M) cards which will aid the remote control and maintenance of industrial products including tens of thousands of ThyssenKrupp elevators and their emergency intercom systems. The new contract represents a doubling in volume of Vodafone’s previous contract with ThyssenKrupp.

“We decided to partner with Vodafone because it offers us excellent value for money and is able to meet our individual needs. On top, they offer a worldwide service management from one source,” said Klaus Mühleck, CIO at ThyssenKrupp AG, explaining why the corporation opted to expand its relationship with Vodafone.

“We’re delighted that ThyssenKrupp has decided to expand its mobile communication services contract with Vodafone and that we’ll be working together even more closely in the future, particularly in the fast-growing machine-to-machine sector. It’s testament that our product and service portfolio, business model and global network are optimally geared to international corporations’ requirements,” explained Jan Geldmacher, CEO Vodafone Global Enterprise.

With 9.7 million M2M connections and over 250 M2M specialists around the world, Vodafone is a leading provider in this fast-growing market and was recognised in February 2013 as an M2M Industry Icon by Analysys Mason in its independent M2M scorecard report.

Under the slogan “Connected Power”, Vodafone will be presenting a comprehensive range of M2M solutions for the energy, health, mobility, transport and logistics sectors at this year’s CeBIT trade show in Hanover from March 5th to 9th.

- ends -

For further information:

Vodafone Group

Media Relations

Tel:   +44 1635 664444

Notes to editor:

For further information on Analysys Mason’s independent M2M scorecard report 2012:

https://m2m.vodafone.com/insight_news/2013-02-18-vodafone-recognised-as-m2m-industry-icon-by-analysys-mason.jsp

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 403 million customers in its controlled and jointly controlled markets as of 31 December 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit: www.vodafone.com

About Vodafone Global Enterprise

Vodafone Global Enterprise provides managed communications services to many of the world’s leading global companies. It supports communications wherever its customers are present: Europe, the Middle East, Africa, Asia Pacific and the United States.  Please visit: www.enterprise.vodafone.com

About Vodafone Machine-to-Machine (M2M) communications

Vodafone Machine-to-Machine (M2M) connects previously isolated machines or devices to the internet, delivering new functionality and enhanced services without the need for human intervention. Supported by over 20 years’ experience and 250 dedicated staff, Vodafone’s global M2M platform makes it easy for global businesses to centrally manage M2M deployments across multiple territories, with greater control and at a lower cost than previously possible. Please visit: https://m2m.vodafone.com/home/ Follow us on Twitter: @vodafone_m2m

28 February 2013

VODAFONE WINS GSMA AWARD FOR

‘BEST MOBILE PRODUCT OR SERVICE FOR AUTOMOTIVE’

Vodafone, in conjunction with BMW i, MINI and Sixt, has been announced the winner of the ‘Best Mobile Product or Service for Automotive’ category at the Global Mobile Awards 2013 at Mobile World Congress.  DriveNow, the world’s first all premium car sharing service where vehicles communicate their location via an embedded telematics unit, has been recognised for its use of mobile connectivity in the rapidly converging mobile and automotive space.

Erik Brenneis, Director of M2M, Vodafone, said, “We are honoured to have been given this award and really pleased that the GSMA is as excited about this service as we are.  DriveNow already has over 88,000 users and a fleet of 1,500 cars across Germany and the US.  The automotive industry can benefit hugely from this kind of mobile technology.  By connecting cars to the internet, manufacturers, dealers, insurers and service providers can transform the products and services they offer.  This will help to drive down operating costs, comply with new regulation, improve the user experience and generate revenue streams in new, innovative ways.”

DriveNow is based on mobile technology enabling cars to be rented from and dropped off anywhere within the area of business.  Vehicles can be instantly accessed by registered members or booked in advance using a smartphone application.

To use the service, the consumer simply signs up online and receives a DriveNow ID (RFID). He or she can then either pick up a car on the street or reserve via a smartphone app, internet or call centre.  A simple app communicates with DriveNow’s backend IT system via BMW’s telematic platform ConnectedDrive to authenticate the user and confirm a booking.  The system will tell the user the location of the nearest car, which is done via an embedded telematics unit with a Vodafone M2M SIM.  The consumer can open the door with his DriveNow ID, enter a 4 digit pin and then start the motor with the start button. No physical car key is involved.

- ends -

For further information:

Vodafone Group

Media Relations

Tel:   +44 1635 664444

Notes to editor:

GSMA announcement:

http://www.gsma.com/newsroom/gsma-announces-winners-of-the-2013-global-mobile-awards

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 403 million customers in its controlled and jointly controlled markets as of 31 December 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit www.vodafone.com.

About Vodafone Machine-to-Machine (M2M) communications

Vodafone Machine-to-Machine (M2M) connects previously isolated machines or devices to the internet, delivering new functionality and enhanced services without the need for human intervention. Supported by over 20 years’ experience and 250 dedicated staff, Vodafone’s global M2M platform makes it easy for global businesses to centrally manage M2M deployments across multiple territories, with greater control and at a lower cost than previously possible.  http://m2m.vodafone.com/home/

Follow us on Twitter: @vodafone_m2m

1February 2013

RNS:  8407W

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2013

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme
Period of return:	From:	1 August 2012	To:	31 January 2013
Balance of unallotted securities under scheme(s) from previous return:		4,801,428
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,801,428

Name of contact:		Helen Williams
Telephone number of contact:		(01635) 673918

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2013

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Sharesave Option Scheme
Period of return:	From:	1 August 2012	To:	31 January 2013
Balance of unallotted securities under scheme(s) from previous return:		1,837,085
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,837,085

Name of contact:		Helen Williams
Telephone number of contact:		(01635) 673918

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2013

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	1 August 2012	To:	31 January 2013
Balance of unallotted securities under scheme(s) from previous return:		1,248,508
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,248,508

Name of contact:		Helen Williams
Telephone number of contact:		(01635) 673918

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2013

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	1 August 2012	To:	31 January 2013
Balance of unallotted securities under scheme(s) from previous return:		1,712,356
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,712,356

Name of contact:		Helen Williams
Telephone number of contact:		(01635) 673918

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2013

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Approved Share Option Scheme
Period of return:	From:	1 August 2012	To:	31 January 2013
Balance of unallotted securities under scheme(s) from previous return:		156,155
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		156,155

Name of contact:		Helen Williams
Telephone number of contact:		(01635) 673918

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2013

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom Plc Unapproved Share Option Scheme
Period of return:	From:	1 August 2012	To:	31 January 2013
Balance of unallotted securities under scheme(s) from previous return:		445,626
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		445,626

Name of contact:		Helen Williams
Telephone number of contact:		(01635) 673918

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2013

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone AirTouch Plc 1999 Long Term Stock Incentive Plan
Period of return:	From:	1 August 2012	To:	31 January 2013
Balance of unallotted securities under scheme(s) from previous return:		49,886,791
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		49,886,791

Name of contact:		Helen Williams
Telephone number of contact:		(01635) 673918

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2013

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	1 August 2012	To:	31 January 2013
Balance of unallotted securities under scheme(s) from previous return:		34,567,224
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		235,760
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		34,331,464

Name of contact:		Helen Williams
Telephone number of contact:		(01635) 673918

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2013

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	1 August 2012	To:	31 January 2013
Balance of unallotted securities under scheme(s) from previous return:		471,100
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		140,090
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		331,010

Name of contact:		Helen Williams
Telephone number of contact:		(01635) 673918

4 February 2013

RNS:  9843W

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	1 February 2013
Number of ordinary shares purchased:	5,000,000
Price per share:	173.143p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 214,255,000 shares at a cost (including dealing and associated costs) of £347,768,599.

Following the above transaction, Vodafone holds 4,848,920,001 of its ordinary shares in treasury and has 48,971,332,028 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

5 February 2013

RNS:  0890X

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S. $0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	4 February 2013
Number of ordinary shares purchased:	8,000,000
Price per share:	170.3464p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 222,255,000 shares at a cost (including dealing and associated costs) of £361,464,451.

Following the above transaction, Vodafone holds 4,856,703,769 of its ordinary shares in treasury and has 48,963,548,260 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

6 February 2013

RNS:  2008X

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	5 February 2013
Number of ordinary shares purchased:	7,200,000
Price per share:	170.2955p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 229,455,000 shares at a cost (including dealing and associated costs) of £373,787,034.

Following the above transaction, Vodafone holds 4,863,891,831 of its ordinary shares in treasury and has 48,956,360,198 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

7 February 2013

RNS:  3107X

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	6 February 2013
Number of ordinary shares purchased:	6,000,000
Price per share:	170.614p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 235,455,000 shares at a cost (including dealing and associated costs) of £384,075,059.

Following the above transaction, Vodafone holds 4,869,802,375 of its ordinary shares in treasury and has 48,950,449,654 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

7 February 2013

RNS: 4015X

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 7 February 2013 by Computershare Plan Managers that on 7 February 2013, Stephen Pusey, a director of the Company, and Ronald Schellekens, a person discharging managerial responsibility, each exercised an option over 9,669 ordinary shares of  U.S.$0.11 3/7  each in the Company (“Ordinary Shares”). The options were granted on 23 July 2009 at an option price of 93.85p per Ordinary Share, pursuant to the Rules of the Vodafone Group 2008 Sharesave Scheme.  Both Mr Pusey and Mr Schellekens retained all 9,669 Ordinary Shares.

As a result of the above, Mr Pusey’s interest in Ordinary Shares (excluding share options and unvested incentive shares) has increased to 1,132,019.

7 February 2013

RNS: 4286X

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL

RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of a director and persons discharging managerial responsibility of the Company:

The Company was advised on 7 February 2013 by Computershare Investor Services Plc that, on 6 February 2013, Luc Vandevelde, a Non-Executive Director of the Company, acquired an interest in 396 ordinary shares of US$0.11 3/7 each in the Company (“Ordinary Shares”) at the price of 171.13p per Ordinary Share through reinvestment of dividend income.  As a result of the above, Mr Vandevelde now has an interest in 91,563 Ordinary Shares.

In addition, the Company was notified on 7 February 2013 by Computershare Trustees Limited that, on 6 February 2013, the following individuals acquired an interest in the following number of Ordinary Shares at the price of 171.13p per Ordinary Share through reinvestment of dividend pursuant to the rules of the Vodafone Share Incentive Plan:

Matthew Kirk	295
Ronald Schellekens	147

8 February 2013

RNS:  4341X

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	7 February 2013
Number of ordinary shares purchased:	5,000,000
Price per share:	173.2838p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 240,455,000 shares at a cost (including dealing and associated costs) of £392,782,571.

Following the above transaction, Vodafone holds 4,874,783,037 of its ordinary shares in treasury and has 48,945,468,992 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

11 February 2013

RNS:  5399X

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	8 February 2013
Number of ordinary shares purchased:	4,945,720
Price per share:	174.6154p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 245,400,720 shares at a cost (including dealing and associated costs) of £401,997,360.

Following the above transaction, Vodafone holds 4,879,728,757 of its ordinary shares in treasury and has 48,940,523,272 ordinary shares in issue (excluding treasury shares).

These purchases are the last purchases to be made under the irrevocable programme between Vodafone, on the one hand, and Barclays Bank PLC and Barclays Capital Securities Limited, on the other hand, announced on 10 December 2012 as that irrevocable programme has been completed in accordance with its terms.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

12 February 2013

RNS:  6090X

VODAFONE GROUP PLC

SHARE PURCHASES

Further to its announcement on 13 November 2012 regarding the commencement of a £1.5 billion share buyback programme,  and its announcement on 10 December 2012 regarding the irrevocable instructions issued to Barclays to manage part of the share buyback programme (the “Initial Instruction”), Vodafone Group Plc (“Vodafone”) announces that it has entered into a new agreement with Barclays Bank PLC and Barclays Capital Securities Limited (together “Barclays”) under which it has issued an irrevocable instruction starting from 12th February 2013  to Barclays for Barclays to manage part of the share buyback programme.

Barclays will carry out the instruction through the acquisition by Barclays Bank PLC or Barclays Capital Securities Limited of ordinary shares of US$0.11 3/7 each in Vodafone (“Shares”) for subsequent purchase by Vodafone. The instruction to Barclays will run for the period from 12 February 2013 and end no later than 10 July 2013 (the “Period”).  The total amount of the Initial Instruction and this new instruction to Barclays will not be greater than £1.5 billion, as is determined in accordance with the agreement between Vodafone and Barclays.

The purchase of Shares in the Period by Vodafone following the agreement with Barclays and the £1.5 billion share buyback programme will be executed at all times only in accordance with Vodafone’s authority to make market purchases of Shares.

Barclays may undertake transactions in Shares (which may include sales and hedging activities, in addition to purchases which may take place on any available trading venue or on an over the counter basis) during the Period in order to manage its market exposure under the programme. Disclosure of such transactions will not be made by Barclays as a result of or as part of the programme, but Barclays will continue to make any disclosures it is otherwise legally required to make. Disclosure of the purchase of Shares by Vodafone will only be made via RNS by 7am on the business day following such purchases.

13 February 2013

RNS:  7410X

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	12 February 2013
Number of ordinary shares purchased:	500,000
Price per share:	172.923p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 245,900,720 shares at a cost (including dealing and associated costs) of £402,866,300.

Following the above transaction, Vodafone holds 4,879,690,866 of its ordinary shares in treasury and has 48,940,561,163 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

14 February 2013

RNS:  8399X

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	13 February 2013
Number of ordinary shares purchased:	500,000
Price per share:	171.3088p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 246,400,720 shares at a cost (including dealing and associated costs) of £403,727,127.

Following the above transaction, Vodafone holds 4,879,982,743 of its ordinary shares in treasury and has 48,940,269,286 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

14 February 2013

RNS: 8979X

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R (1), the Company gives notice that it was advised on 13 February 2013 by Computershare Trustees Limited that on 12 February 2013 the following director and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 173.4p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Andrew Halford*	144
Matthew Kirk	146
Ronald Schellekens	144

* Denotes Director of the Company

15 February 2013

RNS:  9385X

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	14 February 2013
Number of ordinary shares purchased:	500,000
Price per share:	168.2815p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 246,900,720 shares at a cost (including dealing and associated costs) of £404,572,743.

Following the above transaction, Vodafone holds 4,880,482,743 of its ordinary shares in treasury and has 48,939,769,286 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

18 February 2013

RNS:  0449Y

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	15 February 2013
Number of ordinary shares purchased:	500,000
Price per share:	168.5518p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 247,400,720 shares at a cost (including dealing and associated costs) of £405,419,717.

Following the above transaction, Vodafone holds 4,880,982,743 of its ordinary shares in treasury and has 48,939,269,286 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

19 February 2013

RNS:  1439Y

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	18 February 2013
Number of ordinary shares purchased:	500,000
Price per share:	167.0725p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 247,900,720 shares at a cost (including dealing and associated costs) of £406,259,257.

Following the above transaction, Vodafone holds 4,881,424,675 of its ordinary shares in treasury and has 48,938,827,354 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

20 February 2013

RNS:  2373Y

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	19 February 2013
Number of ordinary shares purchased:	500,000
Price per share:	162.799p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 248,400,720 shares at a cost (including dealing and associated costs) of £407,077,323.

Following the above transaction, Vodafone holds 4,881,922,839 of its ordinary shares in treasury and has 48,938,329,190 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

21 February 2013

RNS:  3408Y

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	20 February 2013
Number of ordinary shares purchased:	750,000
Price per share:	162.8783p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 249,150,720 shares at a cost (including dealing and associated costs) of £408,305,019.

Following the above transaction, Vodafone holds 4,882,672,839 of its ordinary shares in treasury and has 48,937,579,190 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

22 February 2013

RNS:  4385Y

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	21 February 2013
Number of ordinary shares purchased:	1,000,000
Price per share:	160.3098p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 250,150,720 shares at a cost (including dealing and associated costs) of £409,916,134.

Following the above transaction, Vodafone holds 4,883,672,839 of its ordinary shares in treasury and has 48,936,579,190 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

25 February 2013

RNS:  5356Y

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	22 February 2013
Number of ordinary shares purchased:	500,000
Price per share:	161.885p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 250,650,720 shares at a cost (including dealing and associated costs) of £410,729,607.

Following the above transaction, Vodafone holds 4,884,126,613 of its ordinary shares in treasury and has 48,936,125,416 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

26 February 2013

RNS:  6321Y

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	25 February 2013
Number of ordinary shares purchased:	500,000
Price per share:	163.8096p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 251,150,720 shares at a cost (including dealing and associated costs) of £411,552,751.

Following the above transaction, Vodafone holds 4,884,505,754 of its ordinary shares in treasury and has 48,935,746,275 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

27 February 2013

RNS:  7307Y

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	26 February 2013
Number of ordinary shares purchased:	1,000,000
Price per share:	162.4759p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 252,150,720 shares at a cost (including dealing and associated costs) of £413,185,635.

Following the above transaction, Vodafone holds 4,885,505,754 of its ordinary shares in treasury and has 48,934,746,275 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

28 February 2013

RNS:  8356Y

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES - Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	27 February 2013
Number of ordinary shares purchased:	750,000
Price per share:	164.4137p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 252,900,720 shares at a cost (including dealing and associated costs) of £414,424,904.

Following the above transaction, as at close of business on 27 February 2013, Vodafone held 4,886,160,887 of its ordinary shares in treasury and had 53,820,255,909 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone had 48,934,095,022 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 48,934,095,022.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

28 February 2013

RNS: 9136Y

28 February 2013

DIRECTOR DECLARATION

Vodafone Group Plc (“the Company”)

Following the announcement, on 28 February 2013, of the appointment of Omid Kordestani as a Non-Executive Director of the Company with effect from 1 March 2013, the following information is given in accordance with paragraph 9.6.13R of the Listing Rules:-

Omid Kordestani has not held a directorship in any publicly quoted company in the past five years.

There are no further disclosures to be made pursuant to paragraph 9.6.13R of the Listing Rules.

1March 2013

RNS:  9565Y

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES - Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	28 February 2013
Number of ordinary shares purchased:	750,000
Price per share:	165.5097p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 253,650720 shares at a cost (including dealing and associated costs) of £415,672,434.

Following the above transaction, as at close of business on 28 February 2013, Vodafone held 4,886,910,887 of its ordinary shares in treasury and had 53,820,255,909 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone had 48,933,345,022 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 48,933,345,022.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 6, 2013	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary